UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   July 21, 2003

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	001-3559	21-0398280
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

800 King Street, P.O. Box 231, Wilmington, Delaware	19899
(Address of principal executive offices	(Zip Code)

Registrant"s telephone number, including area code   (302) 429-3018

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events.

On July 21, 2003, Atlantic City Electric Company ("the Company"), a wholly owned subsidiary of Pepco Holdings, Inc. and Conectiv, received approval from the New Jersey Board of Public Utilities (Board) to begin collecting a portion of the deferred costs that were incurred as a result of the Electric Discount and Energy Competition Act (EDECA), and to reset rates to recover on-going costs incurred as a result of EDECA. The Company had filed with the Board in August, 2002 to increase rates to recover both the prior period deferred costs and the on-going costs incurred as a result of EDECA. The Company"s August, 2002 filing had used approximately three years of actual data and approximately one year of forecasted data, resulting in an estimated overall deferral balance of $176 million as of July 31, 2003, with a proposed recovery period of four years, which would have resulted in a $71.6 million annual revenue increase. The Board sent the Company filing to the Office of Administrative Law for review and recommendation. On June 3, 2003, an Administrative Law Judge ("ALJ"), after full hearings and the filing of briefs, issued an initial decision, which quantified a pre-tax disallowance of approximately $11 million.

While the Board has not yet issued a written order, it appears that the Board used an updated forecast in its decision, which resulted in an estimated net deferral balance of approximately $195 million as of July 31, 2003. The Board announced it has approved the recovery of $125 million over a ten-year amortization period beginning August 1, 2003 and has agreed to consider approximately $25.4 million of the difference between the updated and approved deferred balance as part of the Company"s currently pending base rate case. The remaining pre-tax disallowance of $44.6 million is based on the Board"s estimated overall deferral balance of $195 million as of July 31, 2003. Since the amounts included in this decision are based on estimates through July 31, 2003, the actual ending deferred cost balance will be subject to review and finalization by the Board and the Company. The approved rates will become effective on August 1, 2003.

The Company is awaiting the written order from the Board and is evaluating its options related to this decision. The Company believes the record does not justify this level of disallowance imposed by the Board. Under New Jersey law, the Company will have 45 days from the date of the written order to take any further legal action.

ATLANTIC CITY ELECTRIC
COMPANY
Form 8-K

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC CITY ELECTRIC COMPANY
(Registrant)

By: /s/ JOSEPH M. RIGBY
Joseph M. Rigby
President and Chief Executive Officer

<u>July 24, 2003</u>
DATE